SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated September 07, 2006, regarding a Special Shareholders’ Meeting.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, September 7, 2006

Messrs.

Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Dear Sirs,

                    I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation of the above Stock Exchange.

                    In this connection, please be informed that the Special Shareholders’ Meeting of the Company held on this date has resolved: i) the capital reduction by $2,355 due to the cancellation of Class B treasury shares, that is, from $1,746,052,429 to $ 1,746,050,074; ii) a voluntary reduction of the capital stock by $1,047,630,044.4, that is, from $1,746,050,074 to $698,420,029.6; cash payment to the shareholders of $0.60 per share of $1 par value; change of par value per share from $1 to $0.10; and delivery of four new shares of $0.10 par value each per $1 share held before. Moreover, by virtue of the change in the share par value, the amendment of Article Four of the By-Laws has been resolved.

Telefónica de Argentina S.A.

                    This Company will request the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires, the final authorizations and the adjustment of the relevant authorizations for public offering and listing, respectively, to the proposed capital reduction and the change in the share par value.

                    Finally, please notice that the proposed transaction will make our Company's capital structure more efficient without affecting our development plans.

                    Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: September 7, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel